FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              For February 15, 2006

                           BLUEPHOENIX SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                     8 MASKIT STREET, HERZLIA 46120, ISRAEL
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

     Attached to the Registrant's Form 6-K for February 15, 2006 and incorporated by reference herein is the Registrant's immediate report dated February 15, 2006.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      BLUEPHOENIX SOLUTIONS LTD.
                                                      (Registrant)


                                                      By:/s/ Yael Peretz
                                                      ------------------
                                                      Yael Peretz
                                                      Legal Advisor

Dated: February 15, 2006

                  BLUEPHOENIX SOLUTIONS REPORTS RECORD RESULTS
                            IN SECOND HALF OF FY 2005

     o    Q4 RECORD REVENUES; OPERATING INCOME UP 91% VS. Q4 `04 & 78% vs. Q3
          `05

     o    FOUR QUARTERS OF SEQUENTIALLY GROWING REVENUES

     o SECOND HALF OPERATING INCOME CLIMBS TO $2.4 MILLION VS. $1.5 MILLION IN FIRST HALF; OPERATING MARGIN DOUBLES OVER THE YEAR TO 10%

     o    RECORD NUMBER OF NEW CLIENTS: TREND CONTINUES IN FY 2006

Herzlia, Israel - February 15, 2006 - BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported its financial results for the fourth quarter and year ended December 31, 2005.

For the fourth quarter of fiscal 2005, BluePhoenix reported record sales of $15.4 million, up from $14.5 million in the fourth quarter of 2004, and $15 million in the prior quarter. This was the fourth quarter of sequential growth. Operating income for the fourth quarter was a record $1.55 million, up 91% from $810,000 in the fourth quarter of 2004 and up 78% from $871,000 in the prior quarter. As a percentage of revenues, the operating income for the fourth quarter climbed to a record 10% as compared to 6% in the previous quarters this year and in the comparable fourth quarter of 2004.

Fourth quarter adjusted net income, excluding noncash financial expenses mainly related to the convertible debentures, was $900,000, or $0.06 per share, as compared to $729,000, or $0.05 per share, in the fourth quarter of 2004. Net income for the fourth quarter was $809,000, or $0.06 per share, as compared to $632,000, or $0.05 per share, in the fourth quarter of 2004 and $485,000, or $0.04 per share, in the prior quarter.

For the year ended December 31, 2005, BluePhoenix reported record sales of $58.9 million, up 3% from $57.2 in the previous year. The annual operating income for 2005 was $3.9 million as compared to $3.5 million in 2004. Significantly, operating income in the second half of 2005 rose to $2.4 million from $1.5 million in the first half of the year. FY 2005 adjusted net income excluding noncash financial expenses mainly related to the convertible debentures was $2.3 million or $0.17 per share, as compared to $3.3 million, or $0.24 per share in 2004. Net income was $1.8 million as compared to $2.8 million respectively.

"The second half of 2005 was truly a pivotal and watershed period for BluePhoenix in terms of business growth and development, technological advancements and maturation of our business model. BluePhoenix' anticipated growth is now becoming a reality. We have closed a record number of contracts with new clients from the financial services, automotive industry, and retail sectors.

     o In the fourth quarter, the Company closed and thus increased its backlog by $15 million of new business.

     o Our backlog of signed purchase orders at the start of the new year with FY 2006 deliverables is over $50 million, compared to $35 million at the start of 2005, and steadily growing. An increasing number of these new clients are working directly with BluePhoenix rather than through system integrators, thereby increasing both revenues and operating margins.

     o We have reached the target of 10% operating margin, and expect to see further improvement going into 2006.

This is just our 2006 starting point, since it does not yet include orders from new contracts signed and to be signed in 2006." Said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions.

Kilman continued, "In the past two years we have created the company's technological advantage, built the supporting infrastructure, and managed to be ready for mass deliveries as the market for our solutions started to grow. We have recently added important features to our offering, by offering our customers the ability to outsource the migrated applications and take them to a Service Oriented Architecture ("SOA"). The benefits for the customers are obvious: save resources and costs while their modernized applications are being maintained and upgraded to meet the changes in their business needs. Such additional add-on services are expected to be provided out of our off-shore facilities. By offering a complete A to Z modernization, maintenance and facility management solution, BluePhoenix expects to generate recurring revenues with increased margins."

"There is no other way; it is inevitable that all major enterprises with large legacy installations will have to modernize their IT systems. The increased demand for our solutions is cross industry. Whether banking, financial or industrial organizations, the need to upgrade the legacy systems is there and growing. Business cannot afford to replace all their legacy software at once, since the risks and costs are far too high. As a result, they choose to selectively modernize by replacing some of their applications with new packages, and use our automated solutions to upgrade their databases and other applications. I believe that this great quarter is only the starting point for the `new wave' in our business," concluded Mr. Kilman.

BluePhoenix has scheduled a conference call Conference Call on Wednesday, February 15th, 2006.

at 10:00 A.M. EST (17:00 Israel Time)

where Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer will discuss the FY 2005 Fourth Quarter and year-end results and will be available to answer questions.

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call:

In the US call: (800)-288-8974, Outside the US call: +1-(612)-234-9960

Callers should reference "BluePhoenix Solutions Fourth Quarter and Year End Results 2005" to the AT&T conference call operator.

An automated replay of the conference call will be available from February 15th 02:00 P.M. until February 17th at 11:59 P.M. (EST).

To access the replay, please call (USA) (800)-475-6701 (International)

+1-(320)-365-3844 and enter the BluePhoenix Solution access code of 818681.

The automated replay can also be accessed at any time through our Web site, under the investor relations section.

ABOUT BLUEPHOENIX SOLUTIONS

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY - News), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com.

                           BLUEPHOENIX SOLUTIONS LTD.
                            (AN ISRAELI CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS,EXCEPT PER SHARE AMOUNTS)

                            THREE MONTHS ENDED          YEAR ENDED
                               DECEMBER 31,            DECEMBER 31,
                           --------------------    --------------------
                             2005        2004        2005        2004
                           --------    --------    --------    --------
                                UNAUDITED
Revenues                   $ 15,443    $ 14,543    $ 58,947    $ 57,186

Cost of revenues              6,432       6,207      25,379      24,253
                           --------    --------    --------    --------

Gross profit                  9,011       8,336      33,568      32,933

Software development
costs, net                    2,090       1,982       8,006       8,055

Selling, general and
administrative expenses       5,192       5,172      20,553      19,981
                           --------    --------    --------    --------

                              1,729       1,182       5,009       4,897

Depreciation                    182         372       1,058       1,407
                           --------    --------    --------    --------
Operating income              1,547         810       3,951       3,490

Financial expenses, net        (457)         46      (1,978)       (882)

Other income, net                 7                     104       1,087
                           --------    --------    --------    --------

Income before taxes           1,097         856       2,077       3,695

Taxes on income                 146         255         149         260
                           --------    --------    --------    --------
                                951         601       1,928       3,435

Minority interest              (142)        123        (139)        (73)

Equity in losses of
affiliated companies             --         (92)         --        (516)
                           --------    --------    --------    --------

Net income                      809         632       1,789       2,846
                           ========    ========    ========    ========

ADJUSTED NET INCOME(*)          900         729       2,345       3,285
                           ========    ========    ========    ========


Basic earnings per share       0.06        0.05        0.13        0.21
                           ========    ========    ========    ========
Diluted earnings per
share                          0.06        0.05        0.13        0.21
                           ========    ========    ========    ========

ADJUSTED DILUTED
EARNINGS PER SHARE(*)          0.06        0.05        0.17        0.24
                           ========    ========    ========    ========

Common shares
outstanding                  13,558      13,534      13,557      13,523
                           ========    ========    ========    ========

Common shares assuming
dilution                     13,956      14,752      13,973      14,679
                           ========    ========    ========    ========


(*) excluding noncash financial expenses mainly related to the convertible debentures

                           BLUEPHOENIX SOLUTIONS LTD.
                            (AN ISRAELI CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                               DECEMBER 31   DECEMBER 31
                                                  2005          2004
                                                --------      -------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                       $ 10,791      $ 9,363
Marketable securities                                 --          177
Accounts receivable:
Trade                                             18,143       15,814
Other                                              2,495        2,567
                                                --------      -------
Total current assets                              31,429       27,921
                                                --------      -------

INVESTMENTS                                          370           --
                                                --------      -------

FIXED ASSETS
Cost                                              11,465       10,614
Less - accumulated depreciation                    9,305        7,921
                                                --------      -------
Total fixed assets                                 2,160        2,693
                                                --------      -------

OTHER ASSETS, NET                                 67,743       60,268
                                                --------      -------

Total assets                                    $101,702      $90,882
                                                ========      =======




LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others         $ 14,095      $ 7,214
Accounts payable and accruals:
Trade                                              3,088        4,382
Deffered revenue                                   2,776        2,583
Other                                              6,924        7,385
                                                --------      -------
Total current liabilities                         26,883       21,564
                                                --------      -------

LONG-TERM LIABILITIES:
Convetible debentures                              4,342        5,149
Accrued severance pay, net                         1,309        1,160
Provision for losses in
formerly-consolidated subsidiary                   1,971        1,971
Loans from banks and others                       10,400        7,537
                                                --------      -------
Total long-term liabilities                       18,022       15,817
                                                --------      -------

MINORITY INTEREST                                  5,031        4,870
                                                --------      -------

SHAREHOLDERS' EQUITY                              51,766       48,631
                                                --------      -------

Total liabilities and shareholders' equity      $101,702      $90,882
                                                ========      =======

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

ALL NAMES AND TRADEMARKS ARE THEIR OWNERS' PROPERTY.
COMPANY CONTACT: IRIS YAHAL +972-9-9526110
INVESTOR CONTACT: PAUL HOLM +1-212-4967238